

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2019

Patrick Moore
Chief Financial Officer
National Vision Holdings, Inc.
2435 Commerce Ave, Building 2200
Duluth, GA 30096

>   **Re: National Vision Holdings, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 29, 2018**
>   **Filed February 27, 2019**
>   **File No. 001-38257**

Dear Mr. Moore :

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Electronics and Machinery